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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                        CAPITAL PACIFIC HOLDINGS, INC.
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                               (Name of Issuer)


                         COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 14040M/10/4
--------------------------------------------------------------------------------
                                (CUSIP Number)


Hadi Makarechian
4100 MacArthur Blvd., Suite 200
Newport Beach, CA 92660           (714) 622-8400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 5, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 14040M/10/4                                         PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CAPITAL PACIFIC HOLDINGS, LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      DELAWARE
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                7   SOLE VOTING POWER
  NUMBER OF
                      1,015,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      1,015,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,015,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.77%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            STATEMENT ON SCHEDULE 13D

Item 1.        Security and Issuer

        The title of the class of equity securities to which this Schedule 13D relates is Common Stock, $0.10 par value (the "Common Stock"), of Capital Pacific Holdings, Inc. (formerly known as J.M. Peters Company, Inc.), a Delaware corporation (the "Company" or "CPH"). The address of the Company's principal executive offices is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

Item 2.        Identity and Background

        (a) Pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this statement is filed by Capital Pacific Holdings, LLC, a Delaware limited liability company ("LLC"). California Housing Finance, L.P., a Delaware limited partnership ("CHF"), CPH and certain of its wholly-owned subsidiaries, namely Capital Pacific Homes, Inc., a Delaware corporation, Capital Pacific Homes, Inc., a Nevada corporation, Clark Wilson Homes, Inc., a Texas corporation, J.M. Peters Arizona, Inc., a Delaware corporation, J.M. Peters California, Inc., a Delaware corporation, J.M. Peters Nevada, Inc., a Delaware corporation, Newport Design Center, a California corporation, Parkland Estates Company, Inc., a Delaware corporation, and Peters Ranchland Company, Inc., a Delaware corporation (collectively, the "Subsidiaries"), are members of LLC. CPH is the Managing Member of LLC.

        CPH and each of the Subsidiaries is exempt from the filing requirements of Section 13(d) of the Act pursuant to Section 13(d)(6)(C) thereof.

        (b) The business address of LLC is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

        (c)    The principal business of LLC is residential homebuilding.

        (d) - (e)   During the last five years, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceedings was or is to subject LLC to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

        LLC agreed to purchase from Roger Nix 1,015,000 shares of Common Stock of CPH for an aggregate price of $2,395,000 pursuant to the Offer and Acceptance described in Item 4 below. The acquisition of such shares is to be made from LLC's working capital and will not require any financing.

Item 4.        Purpose of Transactions

        By letter dated October 27, 1997 (the "Offer"), Roger Nix ("Nix") offered to sell to CPH or its assignee a total of 1,015,000 shares of Common stock of CPH (the "Shares") for an aggregate purchase price of $2,395,000 (the "Purchase Price"). Pursuant to the terms of the Offer, a deposit of

$239,500 (the "Deposit") was to be made on or by October 31, 1997. Such deadline was extended to November 5, 1997 by verbal agreement. By letter dated November 5, 1997 (the "Acceptance"), LLC, as assignee of CPH, accepted the terms of the Offer and made the Deposit pursuant to such terms.

        Closing of the acquisition is scheduled to occur on or about November 14, 1997. At such time, the balance of the Purchase Price will be paid to Nix and the Shares will be delivered and transferred to LLC.

        After the closing, LLC intends, subject to the approval of the members, to distribute the Shares to CPH and CHF in proportion to their respective membership interests in LLC. CPH and the Subsidiaries collectively own 67.93% and CHF owns 32.07% of the membership interests in LLC. Such distribution by LLC will result in LLC owning none of the Shares, CPH repurchasing and retiring or holding as treasury shares approximately 689,489 of the Shares and CHF owning approximately 325,511 of the Shares.

        The foregoing acquisition and distribution of the Shares will not result in any change in the capitalization, dividend policy, corporate structure or Board of Directors of CPH. In addition, there will be no modification of or amendment to the Certificate of Incorporation and Bylaws, as amended, of CPH as a result of such acquisition and distribution. The purpose of the transaction is to effect a repurchase of the Shares at a price which CPH as managing member of LLC considers advantageous.

Item 5.        Interest in Securities of the Issuer

        (a) - (b)   The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon 14,995,000 shares of Common Stock outstanding as of October 15, 1997 as reported by the Company in its Form 10-Q for the period ended August 31, 1997.

        (c) The 1,015,000 Shares beneficially owned by LLC are deemed to be acquired as of November 5, 1997 pursuant to the Offer and Acceptance described in Item 4 above.

        (d) CPH, as the managing member of LLC, has the power to direct the affairs of LLC, including the disposition of the proceeds of the sale of the Shares owned by LLC.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7.        Material to be Filed as Exhibits

        Exhibit 1: Offer dated October 27, 1997 from Roger Nix to Capital Pacific Holdings, Inc.

        Exhibit 2: Acceptance dated November 5, 1997 from Capital Pacific Holdings, LLC to Roger Nix, et al.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Dated as of the 13th day of November, 1997.

                                    CAPITAL PACIFIC HOLDINGS, LLC

                                    By:  CAPITAL PACIFIC HOLDINGS, INC.,
                                           Managing Member

                                    By: /s/ Hadi Makarechian
                                        --------------------------------
                                        Hadi Makarechian,
                                        Chairman of the Board

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